April 27, 2009

VIA EDGAR

Securities and Exchange Commission
100 F St., N.E.
Washington, D.C. 20549

Commissioners:

Pursuant to Rule 461 under the Securities Act of 1933, Kansas City Life Insurance Company, on behalf of itself and Kansas City Life Variable Life Separate Account (the “Account”) hereby requests that Post-Effective Amendment No. 10 (File No. 333-49000) to the Registration Statement filed on Form N-6 be accelerated and declared effective on May 1, 2009, or as soon thereafter as is reasonably practicable.

Kansas City Life Insurance Company on its behalf and on behalf of the Account hereby acknowledges that should the Commission or the Staff, acting pursuant to delegated authority, declare the above-referenced Post-Effective Amendment to the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the filing; the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Post-Effective Amendment to the Registration Statement effective, does not relieve Kansas City Life Insurance Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and Kansas City Life Insurance Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

KANSAS CITY LIFE INSURANCE COMPANY

KANSAS CITY LIFE VARIABLE LIFE
SEPARATE ACCOUNT

By:	/s/ William A. Schalekamp
William A. Schalekamp
Senior Vice President, General Counsel and Secretary

April 27, 2009

VIA EDGAR

Securities and Exchange Commission
100 F St., N.E.
Washington, D.C. 20549

Commissioners:

Pursuant to Rule 461 under the Securities Act of 1933, Sunset Financial Services, Inc., the principal underwriter, hereby requests that Post-Effective Amendment No. 10 to the Registration Statement filed on Form N-6 (File No. 333-49000) for Kansas City Life Variable Life Separate Account be accelerated and declared effective on May 1, 2009, or as soon thereafter as is reasonably practicable.

SUNSET FINANCIAL SERVICES, INC.

By:	/s/ Bruce G. Olberding
Bruce G. Olberding
President